UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235108

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 636,677
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 636,677

11. Aggregate Amount Beneficially Owned by Each Reporting Person 636,677

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.6%

14. Type of Reporting Person (See Instructions)

OO

IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,102
8. Shared Voting Power 636,677
9. Sole Dispositive Power 1,102
10. Shared Dispositive Power 636,677

11. Aggregate Amount Beneficially Owned by Each Reporting Person 637,779

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.6%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XXX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 559,208
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 559,208

11. Aggregate Amount Beneficially Owned by Each Reporting Person 559,208

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.7%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Sparton Corporation (the "Issuer"). The principal executive office of the Issuer is located at 2400 E. Ganson St., Jackson, MI 49202.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"),
and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

LCM and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM(1)	Funds under Management	$3,994,977.29
Shapiro	PF	$7,872.50
DAP	WC	$3,516,493.41

(1) Includes funds of DAP

Item 4. Purpose of Transaction

As disclosed in prior filings, Lawndale has concerns over the composition, independence and functioning of Sparton's Board of Directors and certain of its Board committees.

On August 9, 2004 Lawndale sent a letter to the Sparton board of directors (a copy of which was attached as Exhibit B to Amendment No. 3 to Schedule 13D filed August 10, 2004) in which Lawndale expressed its objections to Sparton's calling a September 24, 2004 special meeting proposing shareholders both approve removal of shareholder's cumulative voting rights and institute a notice requirement for shareholders who desire to nominate director candidates, and sought a meeting with Sparton's independent directors to discuss the Special Meeting and other issues. Thereafter, in additional letters sent to Sparton on September 7, 2004, and September 11, 2004, Lawndale informed the board of the findings and opposition of various governance services to Sparton's proposals, and reiterated its request for a meeting with Sparton's independent directors. Copies of those letters were attached as Exhibit B to Amendment Nos. 4 and 5, respectively, to Schedules 13D filed on September 8 and September 13, 2004.

On September 17, 2004, Lawndale voted 630,179 shares AGAINST BOTH proposals being put forward by Sparton at its September 24th special meeting and sent a letter to Sparton's board, informing it of both Lawndale's vote and its reasons for that vote which included Lawndale's belief that its vote AGAINST BOTH proposals is a vote to:

1) protect EXISTING Sparton shareholder rights;

2) send a message to end BAD governance practices at Sparton; and

3) maintain important tools for Sparton shareholders to impose increasingly necessary discipline on Sparton's board.

Lawndale incorporates by reference the discussions in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers have not effected any transactions in the Stock since filing Amendment No. 4 to Schedule 13D.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B - Letter to Sparton Board of Directors dated September 17, 2004.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2004

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Sparton Corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 6, 2003

LAWNDALE CAPITAL MANAGEMENT, LLC Andrew E. Shapiro, Manager	ANDREW E. SHAPIRO Andrew E. Shapiro

DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner Andrew E. Shapiro, Manager

Exhibit B

September 17, 2004

Sparton Board of Directors

c/o Office of the Corporate Secretary

Sparton Corporation

2400 East Ganson Street

Jackson, MI 49202

Re: Lawndale votes AGAINST BOTH Sparton Special Meeting proposals

Dear Board Member:

This is to inform you that today Lawndale Capital Management, LLC ("Lawndale") voted 630,179 record date shares or 7.5% of Sparton AGAINST BOTH proposals you submitted for consideration at the Special Meeting to be held on September 24, 2004. Lawndale made this decision after considerable thought and review of the relevant issues, as well as our review of the analyses and recommendations by two leading independent proxy advisory services, Glass, Lewis & Co. and Institutional Shareholder Services ("ISS").

As the largest independent shareholder of Sparton, we believe it is important for you to understand what led us to our decision to reject your proposals. Frankly, we wish we could have discussed our views with you without resorting to extensive letter writing, but you have continued to ignore all of our requests for a meeting. Accordingly, we are left with no alternative but to set forth our reasons for voting AGAINST your proposals in writing.

We want to highlight three of the factors that led us to reject both proposals. First, we do not believe the policies being recommended by the board are, in fact, in the interests of Sparton's shareholders. In particular, we believe that it is critical that the Company retains cumulative voting so that minority shareholders may preserve their existing right to board representation. We agree with ISS's conclusion that "cumulative voting is an important tool in the protection of shareholder rights". We also oppose the proposed advance notice requirement provision, which would place an additional burden on any Sparton shareholder wishing to nominate a candidate for director who is not approved by the board, as we believe that such a requirement greatly weakens the value of a shareholder's cumulative voting rights. We feel Glass Lewis' analysis on this issue is correct when it states "shareholders can always vote against those [alternative nominees] that appear with little prior notice, but would not have the chance to support them if they are not even [allowed] on the ballot for consideration due to new deadlines." Our vote AGAINST BOTH PROPOSALS protects EXISTING Sparton shareholder rights.

Second, we do not believe that Sparton's board understands the basic requirements of good governance or, worse, is disingenuous in claiming its actions "improve" its corporate governance structure. For example, the "communications" policy adopted by the board, purportedly in the name of better governance, is in fact contrary to basic principles of good governance as it decreases shareholder contact with independent directors and places management in a conflicting censorship role over communications to management's overseers. This is contrary to basic principles of good governance, and has already damaged the Company's relationship with its largest independent shareholder. The CII/NACD Joint Task Force report explains why this policy is harmful, and recommends a policy enabling shareholders to be able to communicate with at least one independent director without any block from management "no matter what the topic". Similarly, it is not an "improvement" to corporate governance, to call a special meeting, as this board has done, trying to slip through proposals intended to decrease Sparton shareholder's ability to nominate and elect their choice for director. To the contrary, it is an act of entrenchment, and we believe it is done for the purpose of limiting the ability of Lawndale and/or other independent shareholders from nominating and electing directors to the Sparton board. Our vote AGAINST BOTH PROPOSALS is a message to end BAD governance practices at Sparton.

Third, we believe that this board needs to face the "risks" Sparton's proxy claims result from both cumulative voting and an absence of an advance notice restriction. Sparton's proxy states that the elimination of cumulative voting may make it more difficult for minority shareholders to "monitor, change or influence the management or policies of the Company." Yet, the unresponsiveness of Sparton's board to legitimate shareholder concerns and its poor governance ranking by ISS makes it particularly important for the Company's independent shareholders to have the ability to directly monitor and hold the board accountable through cumulative voting. Our vote AGAINST BOTH PROPOSALS maintains important tools for Sparton shareholders to impose increasingly necessary discipline on Sparton's board.

Finally, we wish to repeat our request for a meeting with the independent directors, as well as our request that the Company promptly release the results of the Special Meeting vote. As you know, given our investment philosophy we will be working with you for quite some time. Accordingly, we hope that following this meeting we can begin a productive dialogue, particularly with the independent directors, so that we will not be forced to take further action to reform the board.

Sincerely,

Andrew Shapiro

President

Lawndale Capital Management, LLC

591 Redwood Highway #2345

Mill Valley, CA 94941

phone- 415-389-8258

fax- 415-389-0180

e-mail- lawndale@compuserve.com